Exhibit (a)(5)(Y)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Tel: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
Tel: (212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. URGES GENCO SHIPPING & TRADING SHAREHOLDERS TO TENDER THEIR SHARES BY FRIDAY, JULY 10

10,583,484 Shares, or 28.4% of Outstanding Shares Not Owned by Diana, Tendered into Offer as of June 26, 2026

Diana’s $27.34 Per Share Offer Made Directly to Genco Board — Comprised of $24.80 in Cash and One Diana Share Valued at $2.54 — Remains on the Table, Providing an Opportunity to Deliver Premium Value for All Genco Shareholders

Nearly Three Weeks After Receiving Diana’s Offer, Genco Board Has Yet to Respond; By Tendering Their Shares, Shareholders Can Send a Clear Message to the Genco Board That They Should Negotiate a Transaction with Diana

Athens, Greece – July 8, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today issued a final reminder to Genco shareholders to tender their shares into Diana’s tender offer to acquire all outstanding shares of Genco not already owned by Diana by July 10, 2026, at 5:00 p.m., New York City time. As of Friday, June 26, 2026, 10,583,484 shares – or 28.4% of the outstanding shares of Genco not owned by Diana – have been tendered into the offer. The shares tendered do not include any of the more than 14% of the outstanding shares of Genco owned by Diana.

On June 17, 2026, Diana presented the Genco Board with an increased offer to acquire the outstanding shares of Genco that it does not already own to $27.34 per share — comprised of $24.80 per share in cash plus one Diana share valued at $2.54 based on Diana's 30-day volume-weighted average price as of June 16, 2026. The increased offer remains on the table, but nearly three weeks later, the Genco Board has yet to respond or engage with Diana in any way.

Semiramis Paliou, Diana's Chief Executive Officer, commented:

“We are grateful to the significant group of shareholders that has tendered their shares and, in doing so, demonstrated their support for Diana’s premium offer to acquire the Genco shares that we do not currently own. It is very clear that shareholders have a strong interest in the Genco Board engaging with Diana to negotiate a value-creative transaction in good faith. It has been nearly three weeks since we delivered to the Genco Board our increased offer of $27.34 per share. In the final days before our tender offer expires, we urge additional shareholders to tender their shares and send a message to the Genco Board that it should take immediate action to deliver all shareholders the value they deserve. We are fully available to meet with Genco and its advisors to move this important strategic initiative forward.”

Diana's offer is supported by $1.412 billion in committed financing from six leading international banks with no financing condition. It represents a 53% premium to Genco's undisturbed share price and a 6% premium to Genco's net asset value per share based on VesselsValue data, at cyclically high drybulk asset values that are at or near 15-year highs.

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana or its management team, which are other than statements of historical facts.

These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, Diana cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the Offer (as defined below) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Genco with, or furnished by Genco to, the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Diana undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer, through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana increased the offer price from $23.50 per share in cash to $24.80 per share in cash. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the cash component of the offer price will be reduced by the amount payable per share. Diana intends to file with the SEC an amended tender offer statement on Schedule TO and a registration statement on Form F-4 reflecting the terms of its increased offer made to the Genco Board reflecting an implied value of $27.34 per Genco share comprised of $24.80 in cash and one Diana share with an implied value of $2.54 based on Diana's 30-day VWAP as of June 16, 2026. These materials, as may be amended from time to time, will contain important information, including the terms and conditions of the revised Offer. Shareholders of Genco are strongly advised to read Diana's amended tender offer statement, registration statement and other offer documents as they become available because they will contain important information regarding the revised offer. Diana's tender offer statement, offer to purchase and other offer documents, when filed, will be available at no charge on the SEC's website at www.sec.gov.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco's charter, and (v) other customary conditions. When Diana files an amended tender offer statement on Schedule TO and a registration statement on Form F-4 reflecting the terms of its increased offer, the Offer will be conditioned on Diana's registration statement on Form F-4 being declared effective by the SEC. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same consideration that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive the same consideration. Importantly, shareholders who tender in the Offer may receive their consideration sooner than those whose shares are acquired in the second-step merger.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.